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                               Kodiak Energy, Inc.
                         734 7th Avenue S.W., Suite 460
                            Calgary, Alberta T2P 3P8
                                     Canada






                                               November 21, 2006


VIA EDGAR

Mr. Raj Rajan,
Staff Accountant
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC  20549

              Re:   Form 8-K, filed November 13, 2006
                    File No. 333-82434
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Dear Mr. Rajan:

         On behalf of the company, Kodiak Energy, Inc. ("Kodiak"), I respond as follows to the Staff's comments received by letter dated November 15, 2006, relating to the above-captioned Form 8-K, filed November 13, 2006.

1. Please amend your filing to disclose the date when you concluded that your financial statements should not longer be relied on.

         I have amended the Form 8-K to disclose the date on which Kodiak concluded that the financial statements should no longer be relied on.

2. Please revise to state specifically the financial statements should not be relied upon and identify such financial statements that should not be relied upon.

         I have amended the Form 8-K to state which financial statements should not be relied on.

         Kodiak acknowledges that:

         (i) Kodiak is responsible for the adequacy and accurate of the disclosure in the Registration Statement filing referred to above;

         (ii) The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Raj Rajan
November 21, 2006
Page 2


         (iii) Kodiak may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                            Very truly yours,



                                            /s/ Mark Hlady
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                                            Mark Hlady
                                            CEO and Director





















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